Exhibit 99.1

Alibaba Group Announces June Quarter 2020 Results

Hangzhou, China, August 20, 2020 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2020.

“Alibaba delivered excellent results this past quarter. We were well positioned to capture growth from the ongoing digital transformation, which has been accelerated by the pandemic, in both consumption and enterprise operations,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We mobilized our entire digital infrastructure to support the economic recovery of businesses across a wide range of sectors, while broadening and diversifying our consumer base by addressing their changing preferences in a post-COVID-19 environment. Despite these unusual times, we remain focused on the long term, on fulfilling our mission, and on creating true value for our consumers and business customers.”

“We delivered a very strong start to our new fiscal year, with revenue growing 34% year-over-year and adjusted EBITDA growing 30% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Our domestic core commerce business has fully recovered to pre-COVID-19 levels across the board, while cloud computing revenue grew 59% year-over-year. Our strong profit growth and cash flow enable us to continue to strengthen our core business and invest for long term growth.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2020:

•                  Revenue was RMB153,751 million (US$21,762 million), an increase of 34% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 742 million, an increase of 16 million from the 12-month period ended March 31, 2020.

•                  Mobile MAUs on our China retail marketplaces reached 874 million in June 2020, an increase of 28 million over March 2020.

•                  Income from operations was RMB34,705 million (US$4,912 million), an increase of 42% year-over-year. Adjusted EBITDA, a non-GAAP measurement, increased 30% year-over-year to RMB51,039 million (US$7,224 million). Adjusted EBITA, a non-GAAP measurement, increased 31% year-over-year to RMB45,372 million (US$6,422 million).

•                  Net income attributable to ordinary shareholders was RMB47,591 million (US$6,736 million), and net income was RMB46,437 million (US$6,573 million). Non-GAAP net income was RMB39,474 million (US$5,587 million), an increase of 28% year-over-year.

•                  Diluted earnings per ADS was RMB17.36 (US$2.46) and non-GAAP diluted earnings per ADS was RMB14.82 (US$2.10), an increase of 18% year-over-year.  Diluted earnings per share was RMB2.17 (US$0.31 or HK$2.38) and non-GAAP diluted earnings per share was RMB1.85 (US$0.26 or HK$2.03), an increase of 18% year-over-year.

•                  Net cash provided by operating activities was RMB50,099 million (US$7,091 million) and non-GAAP free cash flow was RMB36,570 million (US$5,176 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Core Commerce

China Retail Marketplaces — broad product selection and engaging user experience drive consumer growth and higher purchase frequency

Consumers — the largest consumer platform in China continues rapid growth while increasing penetration in less developed areas

In June 2020, our China retail marketplaces had 874 million mobile MAUs, representing a quarterly net increase of 28 million. Annual active consumers on our China retail marketplaces was 742 million for the twelve months ended June 30, 2020, representing a quarterly net increase of 16 million.  We continue to acquire new users and consumers from less developed areas, reflecting our ongoing success in broadening product offerings to meet diverse demands.  For example, Taobao Deals (特价版), which enables merchants and manufacturers to sell directly to value conscious consumers, has been growing rapidly since we launched a new version in March 2020.  In June 2020, Taobao Deals had approximately 40 million MAUs.

Product Supply — fast growing platform delivers the most comprehensive product offering

Tmall online physical goods GMV, excluding unpaid orders, grew 27% year-over-year during the June 2020 quarter, with all major categories growing at similar or faster rates compared to the December 2019 quarter, before the onset of the COVID-19 pandemic.  This solid growth was primarily driven by higher purchase frequency and increased new consumer acquisitions, reflecting the success of our consumer segmentation and category expansion strategies.  Fast-moving consumer goods (“FMCG”), home furnishings and consumer electronics categories were the fastest growing categories during the quarter.

Tmall Global is the premier platform that helps overseas brands and merchants reach Chinese consumers directly, build brand awareness and gain unparalleled consumer insights.  During the quarter, Tmall Global GMV, excluding unpaid orders, grew over 40% year-over-year, reflecting strong consumer demand for high quality, branded products from overseas, as well as increasing online purchases due to the impact of the COVID-19 pandemic on international travel.

Engagement — multiple engaging and interactive formats drive higher consumer spending

In the June 2020 quarter, our China retail marketplaces exhibited solid GMV growth. This growth was driven by increased consumption through effective marketing campaigns and our ongoing success in increasing spend per consumer through interactive formats and features.  Annual spending per consumer continues to exhibit strong growth reflecting higher engagement among our consumers.

We achieved another record 6.18 Mid-Year Shopping Festival in scale and reach.  We offered interactive promotions and tailor-made deals for different categories that were popular among consumers.  As part of the festival, our China retail marketplaces, together with local governments and merchant partners, distributed billions of RMB in consumer coupons and subsidies to stimulate domestic consumption and revitalize businesses across China.

Taobao Live’s ecosystem continues to strengthen with broader adoption by brands, retailers and merchants across all product categories.  Taobao Live’s KOLs (key opinion leaders) continue to generate robust GMV growth on the platform. At the same time, brands, retailers and merchants are also increasingly hosting live streaming sessions by themselves to connect directly with consumers.  During the June 2020 quarter, Taobao Live GMV continued to grow over 100% year-over-year. In addition, live streaming sessions hosted by merchants accounted for approximately 60% of Taobao Live GMV (excluding unpaid orders).

New Retail — increasing value through new business models enabled by the digital transformation of brick-and-mortar retailing

Our New Retail operations continue to accelerate digitalization of our offline retail partners and enable them to offer a seamless omni-channel experience for consumers. Businesses within our New Retail grocery vertical are benefitting from Chinese consumers’ increasing adoption of online shopping for groceries and daily necessities.

Creating the New — Our self-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to expand its footprint, achieve robust same-store sales growth, optimize its store operations and improve customer experience.  For the June 2020 quarter, online penetration of Freshippo’s GMV continued to be above 60%. As of June 30, 2020, we self-operated 214 Freshippo stores in China, primarily located in tier 1 and tier 2 cities.

Transforming the Old — Tmall Supermarket continues to deepen its collaboration with Sun Art through our omni-channel solutions for retail grocery partners.  Since its launch in September 2019, our half-day delivery service that use Sun Art’s store-based inventories has seen tremendous growth as consumers enjoy greater product selection and faster delivery.  Our half-day delivery service helped Sun Art capture new online consumers living within a 20 kilometer radius from its stores.  In the June 2020 quarter, Alibaba enabled approximately 15% of Sun Art’s total revenue.

Local Consumer Services — increased investment in market penetration with focus on operational efficiency

Ele.me food delivery GMV growth turned positive in April and improved during the quarter as lockdown measures for the pandemic in China were lifted.  Unit economics per order for the on-demand delivery business was positive during the quarter, reflecting improved delivery network efficiency as well as enhanced marketing efficiency that leverages our consumer insights technology.

We are attracting many high-quality restaurant chains and local service merchants throughout China with our digital technology and the value added services of the Alibaba digital economy.  As a result, merchant acquisition continued to accelerate, with the number of registered merchants of Ele.me as of June 30, 2020 growing 30% year-over-year.  We also continue to acquire new users for our local consumer services business by leveraging the Alibaba digital economy. For the June 2020 quarter, approximately 45% of new customers ordering food delivery came from the Alipay app.

Cainiao Network — progress in last-mile solutions as well as international and cross-border fulfillment

Cainiao Network continues to improve the efficiency of its partners and China’s logistics industry overall through its data technology and infrastructure investments.  In urban areas, Cainiao Post (neighborhood and campus stations and residential self- pick-up stations) continues to see robust adoption by third party logistics players to optimize their last-mile delivery. In June 2020, Cainiao Post recorded over 100% year-over-year growth in average daily package volume.

The COVID-19 pandemic has caused significant disruptions to the import and export of goods by foreign businesses and organizations with operations in China.  During the quarter, Cainiao Network enabled organizations and businesses to utilize its robust import and export fulfillment solutions that leverage its dedicated worldwide warehouse network and Smart Customs Clearance System.  For example, in April 2020, the United Nations World Food Programme selected Cainiao Network to provide commercial hub, customs declaration and cross-border transportation services as part of its global response to the COVID-19 pandemic.

International — strong growth in Southeast Asia

Lazada, our Southeast Asian e-commerce platform, continues to deliver strong growth momentum. For the June 2020 quarter, Lazada achieved over 100% quarterly order growth, reflecting strong consumer demand in general merchandise, FMCG and electronics categories. The robust growth reflects an accelerating shift to online consumption in this region.  During the quarter, Lazada also saw solid merchant growth and greater increases in product supplies.  Brands and merchants are also leveraging interactive engagement formats such as live-streaming and mini-games on Lazada to connect with online consumers.

Cloud Computing

Alibaba Cloud leads the Asia Pacific cloud computing market by developing technology and business solutions that enable the digital transformation of businesses across industries.  According to IDC (July 2020), Alibaba Cloud was the largest public cloud service provider in China, as measured by market share for IaaS (Infrastructure as a Service) as well as PaaS (Platform as a Service) for the quarter ended March 31, 2020.

We continue to expand and upgrade our PaaS offerings, such as data analytics and database management.  According to the Transaction Processing Performance Council, AnalyticDB, our ultra-large-scale database, has been ranked the world’s fastest real-time data warehouse solution for the second straight year.  AnalyticDB allows businesses to perform real-time petabyte-level data analysis and has been widely adopted by businesses in different industries, including e-commerce, finance, logistics, public transportation and entertainment.

In the June 2020 quarter, cloud computing revenue grew 59% year-over-year to RMB12,345 million (US$1,747 million), primarily driven by increased revenue contribution from both our public cloud and hybrid cloud businesses, reflecting higher average revenue per customer.

Digital Media and Entertainment

Youku continues to focus on increasing paying subscribers and delivering a superior user experience by offering more original and exclusive content.  Youku’s daily average subscriber base increased by over 60% year-over-year during the quarter.  The increase was primarily driven by Youku’s more effective targeting of new subscribers and increased contribution from the 88VIP membership program on our China retail marketplaces.  Additionally, as we continue to focus on return on investments and cost efficiencies for the Youku business, loss year-over-year further narrowed during the quarter.

Cash Flow from Operating Activities and Free Cash Flow

In the June 2020 quarter, net cash provided by operating activities was RMB50,099 million (US$7,091 million), an increase of 45% compared to RMB34,612 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, increased by 39% to RMB36,570 million (US$5,176 million), from RMB26,361 million in the same quarter of 2019, mainly due to our robust profit growth.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	June 30,	March 31,	June 30,	Net adds
	2019	2020	2020	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	674	726	742	68	16
Mobile monthly active users (MAUs)(2) (in millions)	755	846	874	119	28

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2020.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2019	2020		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	114,924	153,751	21,762	34%

Income from operations	24,375	34,705	4,912	42%
Operating margin	21%	23%
Adjusted EBITDA(2)	39,238	51,039	7,224	30%
Adjusted EBITDA margin(2)	34%	33%
Adjusted EBITA(2)	34,556	45,372	6,422	31%
Adjusted EBITA margin(2)	30%	30%

Net income	19,122	46,437	6,573	143	%(3)
Net income attributable to ordinary shareholders	21,252	47,591	6,736	124	%(3)
Non-GAAP net income(2)	30,949	39,474	5,587	28%

Diluted earnings per share(4)	1.01	2.17	0.31	115	%(3)
Diluted earnings per ADS(4)	8.06	17.36	2.46	115	%(3)
Non-GAAP Diluted earnings per share(2) (4)	1.57	1.85	0.26	18%
Non-GAAP Diluted earnings per ADS(2) (4)	12.55	14.82	2.10	18%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91344 to HK$1.00, the middle rate on June 30, 2020 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year increase was mainly due to a net gain arising from increases in the market prices of our equity investments in publicly-traded companies in the quarter ended June 30, 2020, compared to a net loss arising from the decrease in the market prices of these equity investments in the same quarter of 2019.

(4)  Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

JUNE QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	133,318		12,345	6,994	1,094	—	153,751	21,762

Income (Loss) from operations	45,192		(1,774)	(2,018)	(3,565)	(3,130)	34,705	4,912
Add: Share-based compensation expense	3,425		1,425	452	837	1,576	7,715	1,092
Add: Amortization of intangible assets	2,620		7	245	23	57	2,952	418

Adjusted EBITA	51,237	(3)	(342)	(1,321)	(2,705)	(1,497)	45,372	6,422
Adjusted EBITA margin	38%		(3)%	(19)%	(247)%		30%

	Three months ended June 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	99,544		7,787	6,426	1,167	—	114,924

Income (Loss) from operations	35,049		(1,509)	(3,282)	(2,877)	(3,006)	24,375
Add: Share-based compensation expense	3,310		1,147	621	990	1,047	7,115
Add: Amortization of intangible assets	2,666		4	330	20	46	3,066

Adjusted EBITA	41,025	(3)	(358)	(2,331)	(1,867)	(1,913)	34,556
Adjusted EBITA margin	41%		(5)%	(36)%	(160)%		30%

(1)         Starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

(2)         Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)         Marketplace-based core commerce adjusted EBITA increased 19% year-over-year to RMB55,476 million (US$7,852 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2020 was RMB153,751 million (US$21,762 million), an increase of 34% compared to RMB114,924 million in the same quarter of 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail and cloud computing businesses.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	41,954	37%	51,434	7,280	33%	23%
- Commission	16,902	15%	19,781	2,800	13%	17%
- Others(1)	16,745	14%	30,106	4,261	20%	80%
	75,601	66%	101,321	14,341	66%	34%
China commerce wholesale	2,992	3%	3,484	493	2%	16%
International commerce retail	5,567	5%	7,012	992	5%	26%
International commerce wholesale	2,245	2%	3,204	454	2%	43%
Cainiao logistics services	5,005	4%	7,713	1,092	5%	54%
Local consumer services	6,180	5%	7,101	1,005	5%	15%
Others	1,954	2%	3,483	493	2%	78%
Total core commerce	99,544	87%	133,318	18,870	87%	34%

Cloud computing	7,787	7%	12,345	1,747	8%	59%
Digital media and entertainment(2)	6,426	5%	6,994	990	4%	9%
Innovation initiatives and others(2)	1,167	1%	1,094	155	1%	(6)%
Total	114,924	100%	153,751	21,762	100%	34%

(1)         “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Freshippo, direct import and Intime.

(2)         Starting this quarter, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

Core commerce

•                  China commerce retail business

Revenue from our China commerce retail business in the quarter ended June 30, 2020 was RMB101,321 million (US$14,341 million), an increase of 34% compared to RMB75,601 million in the same quarter of 2019. Revenue from our China retail marketplaces recorded a strong recovery compared to March 2020 quarter.  Combined customer management and commission revenues grew 21% year-over-year, reflecting an increase of 23% in customer management revenue and an increase of 17% in commission revenue. The growth of customer management revenue was primarily due to increased revenue contribution from new monetization formats, including recommendation feeds, as well as the increase in volume of paid clicks in search monetization.

The growth of commission revenue was primarily due to strong 27% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders. Commission revenue did not grow in proportion to the growth of Tmall online physical goods GMV (excluding unpaid orders), mainly because of faster growth in FMCG and consumer electronics categories that have lower blended commission rates, and also because of our initiatives to support our merchant customers, including our waiver of annual services fees for the first half of 2020.

“Others” revenue under China commerce retail business was RMB30,106 million (US$4,261 million), achieving year-on-year growth of 80% compared to RMB16,745 million in the same quarter of 2019. The increase was primarily driven by contributions from our direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2020 was RMB3,484 million (US$493 million), an increase of 16% compared to RMB2,992 million in the same quarter of 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com, as well as an increase in revenue from Lingshoutong (零售通), our platform that connects FMCG brands and their distributors directly with small retailers.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended June 30, 2020 was RMB7,012 million (US$992 million), an increase of 26% compared to RMB5,567 million in the same quarter of 2019. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol, which was partially offset by the decrease in revenue from AliExpress as a result of the deconsolidation of AliExpress Russia businesses in October 2019, as well as ongoing supply chain and logistics disruptions caused by the COVID-19 pandemic.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended June 30, 2020 was RMB3,204 million (US$454 million), an increase of 43% compared to RMB2,245 million in the same quarter of 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB7,713 million (US$1,092 million) in the quarter ended June 30, 2020, an increase of 54% compared to RMB5,005 million in the same quarter of 2019, primarily due to the increases in both average revenue per order and volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB7,101 million (US$1,005 million) in the quarter ended June 30, 2020, an increase of 15% compared to RMB6,180 million in the same quarter of 2019, primarily due to an increase in average order value.

Cloud computing

Revenue from our cloud computing business in the quarter ended June 30, 2020 was RMB12,345 million (US$1,747 million), an increase of 59% compared to RMB7,787 million in the same quarter of 2019, primarily driven by increased revenue contributions from both public cloud and hybrid cloud businesses.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended June 30, 2020 was RMB6,994 million (US$990 million), an increase of 9% compared to RMB6,426 million in the same quarter of 2019. The increase was primarily due to the increase in revenues from online games and membership subscriptions, partly offset by the decrease in revenue from customer management.

Starting this quarter, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended June 30, 2020 was RMB1,094 million (US$155 million), a decrease of 6% compared to RMB1,167 million in the same quarter of 2019.

As mentioned above, starting this quarter, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2019		2020			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	59,987	53%	84,523	11,963	55%	2%
Product development expenses	10,478	9%	11,082	1,569	7%	(2)%
Sales and marketing expenses	10,698	9%	13,652	1,932	9%	0%
General and administrative expenses	6,320	5%	6,837	968	4%	(1)%
Amortization of intangible assets	3,066	3%	2,952	418	2%	(1)%
Total costs and expenses	90,549	79%	119,046	16,850	77%	(2)%

Share-based compensation expense by function:
Cost of revenue	1,747	2%	1,934	274	1%	(1)%
Product development expenses	3,009	2%	3,125	442	2%	0%
Sales and marketing expenses	862	1%	738	104	1%	0%
General and administrative expenses	1,497	1%	1,918	272	1%	0%
Total share-based compensation expense	7,115	6%	7,715	1,092	5%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	58,240	51%	82,589	11,689	54%	3%
Product development expenses	7,469	7%	7,957	1,127	5%	(2)%
Sales and marketing expenses	9,836	8%	12,914	1,828	8%	0%
General and administrative expenses	4,823	4%	4,919	696	3%	(1)%
Amortization of intangible assets	3,066	3%	2,952	418	2%	(1)%
Total costs and expenses excluding share-based compensation expense	83,434	73%	111,331	15,758	72%	(1)%

Cost of revenue — Cost of revenue in the quarter ended June 30, 2020 was RMB84,523 million (US$11,963 million), or 55% of revenue, compared to RMB59,987 million, or 53% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 51% in the quarter ended June 30, 2019 to 54% in the quarter ended June 30, 2020. The increase was primarily due to increased revenue contributions from our direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in delivery costs of our local consumer services and a decrease in content cost by Youku.

Product development expenses — Product development expenses in the quarter ended June 30, 2020 were RMB11,082 million (US$1,569 million), or 7% of revenue, compared to RMB10,478 million, or 9% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 7% in the quarter ended June 30, 2019 to 5% in the quarter ended June 30, 2020.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2020 were RMB13,652 million (US$1,932 million), or 9% of revenue, compared to RMB10,698 million, or 9% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 8% in the quarter ended June 30, 2020 and the same quarter last year.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2020 were RMB6,837 million (US$968 million), or 4% of revenue, compared to RMB6,320 million, or 5% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in the quarter ended June 30, 2019 to 3% in the quarter ended June 30, 2020, reflecting operating leverage.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2020 was RMB7,715 million (US$1,092 million), an increase of 8% compared to RMB7,115 million in the same quarter of 2019. Share-based compensation expense as a percentage of revenue decreased to 5% in the quarter ended June 30, 2020, as compared to 6% in the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2019		March 31, 2020		June 30, 2020			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	5,898	5%	6,832	6%	6,758	956	4%	15%	(1)%
Ant Group share-based awards granted to our employees(2)	352	0%	259	0%	273	39	0%	(22)%	5%
Others(3)	865	1%	1,561	2%	684	97	1%	(21)%	(56)%
Total share-based compensation expense	7,115	6%	8,652	8%	7,715	1,092	5%	8%	(11)%

(1)   This includes awards granted to our employees, Ant Group employees and other consultants. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Group employees are recognized in share of results of equity method investees.

(2)   Awards subject to mark-to-market accounting treatment.

(3)   Others primarily relates to share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees remained stable in this quarter compared to the previous quarter. Share-based compensation expense related to share-based awards of our subsidiaries decreased in this quarter compared to the previous quarter, mainly due to the one-time impact arising from the cash settlement of certain subsidiary awards in the previous quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense may be materially affected by any future changes in the valuation of Ant Group, although such changes will not result in equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2020 was RMB2,952 million (US$418 million), a decrease of 4% from RMB3,066 million in the same quarter of 2019.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2020 was RMB34,705 million (US$4,912 million), or 23% of revenue, an increase of 42% compared to RMB24,375 million, or 21% of revenue, in the same quarter of 2019.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 30% year-over-year to RMB51,039 million (US$7,224 million) in the quarter ended June 30, 2020, compared to RMB39,238 million in the same quarter of 2019.  Adjusted EBITA increased 31% year-over-year to RMB45,372 million (US$6,422 million) in the quarter ended June 30, 2020, compared to RMB34,556 million in the same quarter of 2019.  A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2019		2020
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)
Core commerce	41,025	41%	51,237	7,252	38%
Cloud computing	(358)	(5)%	(342)	(48)	(3)%
Digital media and entertainment(1)	(2,331)	(36)%	(1,321)	(187)	(19)%
Innovation initiatives and others(1)	(1,867)	(160)%	(2,705)	(383)	(247)%

(1)         Starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

Core commerce segment — Adjusted EBITA increased by 25% to RMB51,237 million (US$7,252 million) in the quarter ended June 30, 2020, compared to RMB41,025 million in the same quarter of 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB55,476 million (US$7,852 million), as well as reduced losses for local consumer services and Cainiao Network, reflecting our improved delivery and fulfillment network efficiency. Adjusted EBITA margin decreased from 41% in the quarter ended June 30, 2019 to 38% in the quarter ended June 30, 2020, primarily due to increased revenue contribution from our self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, as well as the effects of our consolidation of Kaola starting in September 2019.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended June 30, 2020 was a loss of RMB342 million (US$48 million), compared to a loss of RMB358 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 3% in the quarter ended June 30, 2020 from negative 5% in the quarter ended June 30, 2019.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended June 30, 2020 was a loss of RMB1,321 million (US$187 million), compared to a loss of RMB2,331 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 19% in the quarter ended June 30, 2020 from negative 36% in the quarter ended June 30, 2019, primarily due to reduced losses in Youku, mainly as a result of the decrease in content cost, as well as the increased contribution from our online games business.

As mentioned above, starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended June 30, 2020 was a loss of RMB2,705 million (US$383 million), compared to a loss of RMB1,867 million in the same quarter of 2019, primarily due to the increased loss from DingTalk as it expands its business, as well as our investments in technological research and innovation.

As mentioned above, starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2020 was RMB22,137 million (US$3,133 million), compared to RMB187 million in the same quarter of 2019, primarily due to a net gain arising from the increase in the market prices of our equity investments in publicly-traded companies in the quarter ended June 30, 2020, compared to a net loss arising from the decrease in the market prices of these equity investments in the same quarter of 2019. The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2020 was RMB1,493 million (US$212 million), compared to RMB2,101 million in the same quarter of 2019. The decrease in other income, net was primarily due to the termination of royalty fees and software technology service fees from Ant Group upon our receipt of its 33% equity interest in September 2019, partly offset by a decrease in exchange loss.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2020 were RMB11,124 million (US$1,574 million), compared to RMB6,712 million in the same quarter of 2019.

Our effective tax rate was 19% in the quarter ended June 30, 2020, compared to 27% in the same quarter of 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects arising from our share of results of equity method investees, our effective tax rate would have been 20% in the quarter ended June 30, 2020.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2020 was RMB349 million (US$49 million), compared to RMB517 million in the same quarter of 2019. Share of results of equity method investees in the quarter ended June 30, 2020 and the comparative periods consisted of the following:

	Three months ended
	June 30, 2019	March 31, 2020	June 30, 2020
	RMB	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	—	5,109	3,034	429
- Others	941	164	(1,471)	(208)
Impairment loss	—	(234)	—	—
Dilution loss	(5)	(249)	(6)	(1)
Others(1)	(419)	(1,245)	(1,208)	(171)
Total	517	3,545	349	49

(1)         Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense.

We record our share of results of all equity method investees one quarter in arrears. The increase in share of loss of other equity method investees in the quarter ended June 30, 2020 was mainly due to a general decline in financial performance of our equity method investees.  In addition, the year-over-year increase in expenses in “Others” in the quarter ended June 30, 2020 was primarily due to the commencement of amortization of intangible assets of Ant Group upon our receipt of its equity interest in September 2019.

The COVID-19 pandemic has caused widespread disruptions to the economy and the businesses of our equity method investees may be adversely affected, which could negatively impact our share of results of equity method investees in future periods.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2020 was RMB46,437 million (US$6,573 million), an increase of 143% compared to RMB19,122 million in the same quarter of 2019. The year-over-year increase was mainly due to a net gain arising from the increase in the market prices of our equity investments in publicly-traded companies in the quarter ended June 30, 2020, compared to a net loss arising from the decrease in the market prices of these equity investments in the same quarter of 2019.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended June 30, 2020 was RMB39,474 million (US$5,587 million), an increase of 28% compared to RMB30,949 million in the same quarter of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2020 was RMB47,591 million (US$6,736 million), an increase of 124% compared to RMB21,252 million in the same quarter of 2019. The year-over-year increase was mainly due to a net gain arising from the increase in the market prices of our equity investments in publicly-traded companies in the quarter ended June 30, 2020, compared to a net loss arising from the decrease in the market prices of these equity investments in the same quarter of 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2020 was RMB17.36 (US$2.46) on a weighted average of 21,926 million diluted shares outstanding during the quarter, an increase of 115% compared to RMB8.06 on a weighted average of 21,075 million diluted shares outstanding during the same quarter in 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2020 was RMB14.82 (US$2.10), an increase of 18% compared to RMB12.55 in the same quarter of 2019.

Diluted earnings per share in the quarter ended June 30, 2020 was RMB2.17 (US$0.31 or HK$2.38), an increase of 115% compared to RMB1.01 in the same quarter of 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2020 was RMB1.85 (US$0.26 or HK$2.03), an increase of 18%, compared to RMB1.57 in the same quarter of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

Cash, cash equivalents and short-term investments

As of June 30, 2020, cash, cash equivalents and short-term investments were RMB381,578 million (US$54,009 million), compared to RMB358,981 million as of March 31, 2020. The increase in cash, cash equivalents and short-term investments during the quarter ended June 30, 2020 was primarily due to free cash flow generated from operations of RMB36,570 million (US$5,176 million), partly offset by net cash used in investment and acquisition activities of RMB9,993 million (US$1,414 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2020 was RMB50,099 million (US$7,091 million), an increase of 45% compared to RMB34,612 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2020 increased by 39% to RMB36,570 million (US$5,176 million), from RMB26,361 million in the same quarter of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2020, net cash used in investing activities of RMB67,728 million (US$9,586 million) primarily reflected (i) an increase in short-term investments by RMB44,009 million (US$6,229 million), (ii) capital expenditures of RMB13,638 million (US$1,930 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB266 million (US$37 million), as well as (iii) cash outflow of RMB12,153 million (US$1,720 million) for investment and acquisition activities. These cash outflows were partly offset by cash inflow of RMB2,160 million (US$306 million) from disposal of various investments.

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning in the first quarter of this fiscal year. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of June 30, 2020, we had a total of 120,535 employees, compared to 117,600 as of March 31, 2020.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 20, 2020.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 8700 532

China Mobile: 400 624 0407

Conference ID: 9264889 (English)

Conference ID: 7490169 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 20, 2020.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan
cathy.yan@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its digital economy; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its digital economy; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company, risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; security breaches; risks associated with the performance of our business partners, including but not limited to Ant Group; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, and operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace- based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to this quarter, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning in the first quarter of this fiscal year. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	114,924	153,751	21,762
Cost of revenue	(59,987)	(84,523)	(11,963)
Product development expenses	(10,478)	(11,082)	(1,569)
Sales and marketing expenses	(10,698)	(13,652)	(1,932)
General and administrative expenses	(6,320)	(6,837)	(968)
Amortization of intangible assets	(3,066)	(2,952)	(418)

Income from operations	24,375	34,705	4,912
Interest and investment income, net	187	22,137	3,133
Interest expense	(1,346)	(1,123)	(159)
Other income, net	2,101	1,493	212

Income before income tax and share of results of equity method investees	25,317	57,212	8,098
Income tax expenses	(6,712)	(11,124)	(1,574)
Share of results of equity method investees	517	349	49

Net income	19,122	46,437	6,573
Net loss attributable to noncontrolling interests	2,326	1,096	155

Net income attributable to Alibaba Group Holding Limited	21,448	47,533	6,728

Accretion of mezzanine equity	(196)	58	8
Net income attributable to ordinary shareholders	21,252	47,591	6,736

Earnings per share attributable to ordinary shareholders(1)
Basic	1.02	2.21	0.31
Diluted	1.01	2.17	0.31

Earnings per ADS attributable to ordinary shareholders(1)
Basic	8.18	17.64	2.50
Diluted	8.06	17.36	2.46

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,776	21,581
Diluted	21,075	21,926

(1)     Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Core commerce(1)	99,544	133,318	18,870
Cloud computing(2)	7,787	12,345	1,747
Digital media and entertainment(3)(5)	6,426	6,994	990
Innovation initiatives and others(4)(5)	1,167	1,094	155

Total	114,924	153,751	21,762

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, Cainiao logistics services and local consumer services.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                    Revenue from digital media and entertainment is primarily generated from Youku, online games and UCWeb.

(4)                    Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5)                     Starting this quarter, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Core commerce	35,049	45,192	6,397
Cloud computing	(1,509)	(1,774)	(251)
Digital media and entertainment(1)	(3,282)	(2,018)	(286)
Innovation initiatives and others(1)	(2,877)	(3,565)	(505)
Unallocated	(3,006)	(3,130)	(443)

Total	24,375	34,705	4,912

(1)               Starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Core commerce	41,025	51,237	7,252
Cloud computing	(358)	(342)	(48)
Digital media and entertainment(1)	(2,331)	(1,321)	(187)
Innovation initiatives and others(1)	(1,867)	(2,705)	(383)
Unallocated	(1,913)	(1,497)	(212)

Total	34,556	45,372	6,422

(1)               Starting this quarter, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to current year’s presentation.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2020	2020
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	330,503	309,267	43,774
Short-term investments	28,478	72,311	10,235
Restricted cash and escrow receivables	15,479	14,126	1,999
Equity securities and other investments	4,234	4,980	705
Prepayments, receivables and other assets	84,229	90,628	12,828
Total current assets	462,923	491,312	69,541

Equity securities and other investments	161,329	182,209	25,790
Prepayments, receivables and other assets	57,985	58,152	8,231
Investment in equity method investees	189,632	191,567	27,114
Property and equipment, net	103,387	111,461	15,776
Intangible assets, net	60,947	57,580	8,150
Goodwill	276,782	276,896	39,192
Total assets	1,312,985	1,369,177	193,794

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,154	4,543	643
Income tax payable	20,190	22,327	3,160
Escrow money payable	3,014	1,635	231
Accrued expenses, accounts payable and other liabilities	161,536	164,711	23,313
Merchant deposits	13,640	14,080	1,993
Deferred revenue and customer advances	38,338	40,797	5,775
Total current liabilities	241,872	248,093	35,115

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2020	2020
	RMB	RMB	US$
	(in millions)

Deferred revenue	2,025	2,141	303
Deferred tax liabilities	43,898	46,557	6,590
Non-current bank borrowings	39,660	40,504	5,733
Non-current unsecured senior notes	80,616	80,390	11,378
Other liabilities	25,263	23,010	3,257
Total liabilities	433,334	440,695	62,376

Commitments and contingencies	—	—	—
Mezzanine equity	9,103	7,820	1,107
Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	343,707	349,742	49,503
Treasury shares at cost	—	—	—
Subscription receivables	(51)	(51)	(7)
Statutory reserves	6,100	6,392	905
Accumulated other comprehensive loss	(643)	(909)	(129)
Retained earnings	406,287	453,528	64,192

Total shareholders’ equity	755,401	808,703	114,464
Noncontrolling interests	115,147	111,959	15,847

Total equity	870,548	920,662	130,311

Total liabilities, mezzanine equity and equity	1,312,985	1,369,177	193,794

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities(1)	34,612	50,099	7,091
Net cash used in investing activities(1)	(21,136)	(67,728)	(9,586)
Net cash provided by (used in) financing activities	4,493	(4,609)	(653)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	1,377	(351)	(50)

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	19,346	(22,589)	(3,198)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	198,494	345,982	48,971
Cash and cash equivalents, restricted cash and escrow receivables at end of period	217,840	323,393	45,773

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning in the first quarter of this fiscal year. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Net income	19,122	46,437	6,573
Less: Interest and investment income, net	(187)	(22,137)	(3,133)
Add: Interest expense	1,346	1,123	159
Less: Other income, net	(2,101)	(1,493)	(212)
Add: Income tax expenses	6,712	11,124	1,574
Add: Share of results of equity method investees	(517)	(349)	(49)
Income from operations	24,375	34,705	4,912
Add: Share-based compensation expense	7,115	7,715	1,092
Add: Amortization of intangible assets	3,066	2,952	418
Adjusted EBITA	34,556	45,372	6,422
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	4,682	5,667	802
Adjusted EBITDA	39,238	51,039	7,224

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Adjusted EBITA for core commerce	41,025	51,237	7,252
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	5,775	4,239	600
Marketplace-based core commerce adjusted EBITA	46,800	55,476	7,852

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)

Net income	19,122	46,437	6,573
Add: Share-based compensation expense	7,115	7,715	1,092
Add: Amortization of intangible assets	3,066	2,952	418
Add: Impairment of investments	250	103	15
Less: (Loss) Gain on deemed disposals/disposals/ revaluation of investments and others	1,626	(19,030)	(2,694)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	66	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(296)	1,297	183
Non-GAAP net income	30,949	39,474	5,587

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to the share-based compensation expense, certain gains and losses from investments and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	21,252	47,591	6,736
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(11)	(13)	(2)
Net income attributable to ordinary shareholders — diluted	21,241	47,578	6,734
Add: Non-GAAP adjustments to net income(1)	11,827	(6,963)	(986)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	33,068	40,615	5,748

Weighted average number of shares on a diluted basis (million shares)(5)	21,075	21,926

Diluted earnings per share(2)(5)	1.01	2.17	0.31
Add: Non-GAAP adjustments to net income per share(3)(5)	0.56	(0.32)	(0.05)

Non-GAAP diluted earnings per share(4)(5)	1.57	1.85	0.26

Diluted earnings per ADS(2)(5)	8.06	17.36	2.46
Add: Non-GAAP adjustments to net income per ADS(3)(5)	4.49	(2.54)	(0.36)

Non-GAAP diluted earnings per ADS(4)(5)	12.55	14.82	2.10

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)        Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)        Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities(1)	34,612	50,099	7,091
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(5,856)	(13,372)	(1,893)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(2,395)	(56)	(8)
Less: Changes in the consumer protection fund deposits	—	(101)	(14)

Free cash flow	26,361	36,570	5,176

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning in the first quarter of this fiscal year. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020
	(in millions)
Annual active consumers	601	636	654	674	693	711	726	742

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020
	(in millions)
Mobile MAUs	666	699	721	755	785	824	846	874